Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 4, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 1.200% Senior Notes Due October 10, 2017

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	September 4, 2012
Settlement Date (T+3):	September 7, 2012
Maturity Date:	October 10, 2017
Benchmark Treasury:	0.625% due August 31, 2017
Benchmark Treasury Yield and Price:	0.622%; 100-00+
Spread to Treasury:	62 basis points
Reoffer Yield:	1.242%
Coupon:	1.200%
Coupon Payment Dates:	Semi-annually on April 10 and October 10, commencing on April 10, 2013 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.793%
Gross Spread:	0.35%
Net Proceeds (%):	99.443% plus accrued interest from September 7, 2012
Net Proceeds ($):	$497,215,000 plus accrued interest from September 7, 2012
CUSIP / ISIN:	24422ERW1 / US24422ERW11
Joint Bookrunners:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847,  Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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